Perry,

As per our earlier discussion, I have attached a draft of our proposed revisions to the disclosure in the First South Bancorp, Inc. proxy statement (file no. 000-28037).

Please let me know if there is anything further that you would require to this end. Otherwise, we would contemplate rolling these changes into the definitive proxy statement.

Thanks again for your assistance on this matter,

Ken

Ken Achenbach

Powell Goldstein LLP

One Atlantic Center - 14th Floor

1201 West Peachtree Street NW

Atlanta, GA 30309

(404) 572-6808 Phone

(404) 572-6999 Fax

Neutral Effects:

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No Impact on Net Earnings Per Common Share. Net earnings per common equivalent share, on both basic and diluted bases, will remain unchanged at $0.47 on a pro forma basis as of June 30, 2008. The aggregate interest of the affiliate group in the total net earnings of the Company as of June 30, 2008, on both an historical and a pro forma basis, will remain unchanged at $415,547 or 40.7% of the approximately $1,021,000 the net earnings of the Company over that period.

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Options Unaffected. Unexercised options for the purchase of common stock held by our affiliates as of the effective date of the Reclassification will not be affected by the Reclassification and will remain options to purchase common stock.

Negative Effects:

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Decreased Net Book Value per Share. Because each of our affiliates will retain his or her common stock in the Reclassification, his or her net book value per common equivalent share, which includes the Series A Preferred Stock, will decrease 0.3% from $18.71 on an historical basis to $18.65 on a pro forma basis as of June 30, 2008. The aggregate interest of the affiliate group in the net book value of the Company, as of June 30, 2008, will decrease from $16,453,629, or 40.7% of the $40,428,000 total equity at that date on an historical basis to $16,407,010, or 40.7% of the $40,314,000 total equity at that date on a pro forma basis.

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Rule 144 Not Available. Because our common stock will not be registered under the Securities Exchange Act after the Reclassification, executive officers and directors of First South will be deprived of the ability to dispose of their shares of First South common stock under Rule 144 of the Securities Act of 1933, which provides a “safe harbor” for resales of stock by affiliates of an issuer. As a result, they will need to resell their shares in a private transaction, which can result in reduced liquidity for the recipient and a lower purchaser price for the shares.

Effects of the Reclassification on Unaffiliated Shareholders

In addition to the effects the Reclassification will have on shareholders generally, which are described above, the Reclassification will also have the following negative effects on our unaffiliated shareholders:

Reduction in Publicly Available Information. First South will no longer be required to file public reports of its financial condition and other aspects of its business with the SEC after the Reclassification. Specifically, we will no longer be required to make public disclosures regarding executive compensation, corporate governance matters, or management stock ownership. As a result, unaffiliated shareholders will have less legally-mandated access to information about our business and results of operations than they had prior to the Reclassification. Our affiliated shareholders, however, because of their positions as directors and/or executive officers of the Company, will continue to have continuous access to all information regarding our financial condition and other aspects of our business.

Elimination of Protections Under Section 18 of the Securities Exchange Act. Because the Company will no longer be required to file any reports under the Securities Exchange Act, our unaffiliated shareholders will no longer be afforded the protections under Section 18 with respect to false or misleading statements in such reports. Currently, if the Company or any of its affiliates makes a false or misleading statement with respect to any material fact in any of the Company’s filings under the Securities Exchange Act, in light of the circumstances at the time the statement was made, the Company or the affiliate may be liable under Section 18 of the Securities Exchange Act to any person who purchases or sells a security at a price that is affected by the statement.

Recommendation of the Board of Directors; Fairness of the Reclassification

The board believes that the Rule 13e-3 Transaction is substantively and procedurally fair to First South’s unaffiliated shareholders who will receive Series A Preferred Stock. The board also believes that the Rule 13e-3 Transaction is substantively and procedurally fair to unaffiliated shareholders who will retain their shares of common stock following the transaction. The board of directors, including those directors who are not employees of First South, has approved, and recommends that the shareholders approve, each of the proposed amendments to our Articles of Incorporation, which collectively reflect the terms of the Rule 13e-3 Transaction.

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